 Exhibit 99.19

CONSENT OF EXPERT

I, David Salari, in connection with the filing of TRX Gold Corporation (the “Company’s”) Annual Report on Form 40-F for the fiscal year ended August 31, 2025, consent to:

•	the use of the technical report titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania”, dated May 23, 2025, by the public filing and/or incorporation by reference in the Company’s Annual Report on Form 40-F;

•	the incorporation by reference to the Company’s registration statements on Form F-10 (File No. 333-283907), Form F-3 (File Nos. 333-252876 and 333-255526) and Form S-8 (File No. 333-234078 and File No. 333-291126) filed with the U.S. Securities and Exchange Commission (collectively, “Registration Statements”) of the Technical Report; and

•	the use of and references to my name, including my status as an expert in connection with the Registration Statements and any such Technical Report.

D.E.N.M. Engineering Ltd.

/s/ David Salari, P. Eng.

David Salari, P. Eng.

Dated: November 28, 2025